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           UNITED STATES                        OMB Number:       3235-0145
 SECURITIES AND EXCHANGE COMMISSION             Expires:   October 31, 2002
       WASHINGTON, D.C. 20549                   Estimated average burden
                                                Hours per response . . .14.90
                                                -------------------------------

                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                  F.A.O., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    766574206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 KENNETH ABDALLA
                            C/O ATHANOR HOLDINGS LLC
                              9130 SUNSET BOULEVARD
                              LOS ANGELES, CA 90069
                              PHONE: (310) 789-7215

                                 WITH A COPY TO:

                                FRANK GOLAY, ESQ.
                               SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                              LOS ANGELES, CA 90067
                                 (310) 712-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-------------------------------------------------------------------------------
  CUSIP No.           766574206                           Page 2 of 8 Pages
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Athanor Holdings, LLC
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [-]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited liability company
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                           11,821,463 (1)
  NUMBER OF       -------------------------------------------------------------
   SHARES         8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 -0-
    EACH          -------------------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   11,821,463 (1)
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,821,463
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X] (2)
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.7%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        00
-------------------------------------------------------------------------------

(1) Power is exercised through the managing members of Athanor Holdings, LLC. The managing members are Kenneth Abdalla and Vincent Smith.

(2) Excludes certain shares of Common Stock beneficially owned by Kayne Anderson Capital Advisors, L.P. and its affiliates and Fred Kayne. See Item 5(a)(ii).

-------------------------------------------------------------------------------
  CUSIP No.          766574206                        Page  3 of 8 Pages
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Kenneth Abdalla
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [-]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. citizen.
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                           -0-
 NUMBER OF        -------------------------------------------------------------
  SHARES          8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 11,821,463 (1)
   EACH           -------------------------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                    -0-
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           11,821,463 (1)
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,821,463 (1)
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X] (2)
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.7%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

(1) Solely in his capacity as managing member of Athanor Holdings, LLC which beneficially owns 11,821,463 shares of Common Stock.

(2) Excludes certain shares of Common Stock beneficially owned by Kayne Anderson Capital Advisors, L.P. and its affiliates and Fred Kayne. See Item 5(a)(ii).

-------------------------------------------------------------------------------
  CUSIP No.          766574206                        Page  4 of 10 Pages
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Vincent Smith
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                       (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [-]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. citizen.
-------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                           -0-
 NUMBER OF        -------------------------------------------------------------
  SHARES          8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 11,821,463 (1)
   EACH           -------------------------------------------------------------
 REPORTING        9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                    -0-
                  -------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           11,821,463 (1)
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,821,463 (1)
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X] (2)
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.7%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

(1) Solely in his capacity as a managing member of Athanor Holdings, LLC which beneficially owns 11,821,463 share of Common Stock.

(2) Excludes certain shares of Common Stock beneficially owned by Kayne Anderson Capital Advisors, L.P. and its affiliates and Fred Kayne. see Item 5(a)(ii).

         This Amendment No. 1 amends the Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission (the "SEC") on September 18, 2001. Unless otherwise stated herein, the Original Schedule 13D, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         Item 1 is hereby amended and restated in its entirety as follows:

         This statement relates to the Common Stock, no par value (the "Common Stock"), of F.A.O., Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 2520 Renaissance Boulevard, King of Prussia, PA, 19406.

         On March 26, 2002, at a special meeting, the shareholders of the Issuer approved a change in the name of the Issuer from The Right Start, Inc., to F.A.O., Inc. At the special meeting the shareholders of the Issuer also voted and approved the Issuer's plan to reincorporate in Delaware from California.

ITEM 2.  IDENTITY AND BACKGROUND

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

         As described in Item 5 below, at the date of this Amendment No. 1, the securities of the Issuer held by Athanor consist of shares of the Common Stock, and the Preferred Stock and the Convertible Note are no longer outstanding.

         At the date of this Amendment No. 1, Athanor has not appointed any directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         As indicated in the Original Schedule 13D, the securities of the Issuer originally held by Athanor were the Preferred Stock and Convertible Note, each of which was convertible into the Common Stock upon certain conditions being met.

         At a special meeting of shareholders held on March 26, 2002, the shareholders of the Issuer approved the conversion features of the Preferred Stock and Convertible Note. Upon such approval, the Preferred Stock was converted into 8,334,836 shares of Common Stock.

         On September 4, 2002, the Issuer issued a $196,000 convertible note ("September Convertible Note") to Athanor in lieu of cash payment of interest in connection with the Convertible Note. The Convertible Note was converted into 3,426,573 shares and the September Convertible Note was converted into 51,309 shares of the Common Stock on October 14, 2002. In addition, upon conversion of the Convertible Note and the September Convertible Note, the Issuer issued a $22,649 convertible note ("October Convertible Note") to Athanor in lieu of cash payment of accrued interest in connection with the Convertible Note and the September Convertible Note. The October Convertible Note was immediately converted into 8,745 shares of Common Stock.

         After giving effect to the foregoing, the securities of the Issuer held by Athanor consist of 11,821,463 shares of Common Stock, and the Preferred Stock and the Convertible Note are no longer outstanding.

         The percentages herein are based on 35,025,563 shares of the Issuer's Common Stock outstanding as of September 16, 2002 (as shown in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2002), plus the 3,486,627 shares issued to Athanor in October 2002, or a total of 38,512,190 shares.

         (a) (i) For each Reporting Person, after giving effect to the foregoing, the aggregate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer are, as of October 14, 2002, as follows:

         Athanor

         Athanor beneficially owns 11,821,463 shares of Common Stock, or approximately 30.7% of the Issuer's outstanding Common Stock.

         Athanor expressly disclaims any beneficial ownership in any Common Stock held or controlled by Kayne Anderson Capital Advisors, L.P. and its affiliates or Fred Kayne notwithstanding the voting rights of Athanor with respect to such Common Stock pursuant to the Stockholders Agreement as described in Item 6.

         Kenneth Abdalla

         Mr. Abdalla beneficially owns, solely in his capacity as a managing member of Athanor, 11,821,463 shares of Common Stock, or approximately 30.7% of the Issuer's outstanding Common Stock.

         Mr. Abdalla expressly disclaims any beneficial ownership in any Common Stock held or controlled by Kayne Anderson Capital Advisors, L.P. and its affiliates or Fred Kayne notwithstanding the voting rights of Athanor with respect to such Common Stock pursuant to the Stockholders Agreement as described in Item 6.

         Vincent Smith

         Mr. Smith beneficially owns, solely in his capacity as a managing member of Athanor, 11,821,463 shares of Common Stock, or approximately 30.7% of the Issuer's outstanding Common Stock.

         Mr. Smith expressly disclaims any beneficial ownership in any Common Stock held or controlled by Kayne Anderson Capital Advisors, L.P. and its affiliates or Fred Kayne notwithstanding the voting rights of Athanor with respect to such Common Stock pursuant to the Stockholders Agreement as described in Item 6.

         (ii) By reason of the stockholders agreement described in Item 6, and operation of Section 13(d) of the Exchange Act, the Reporting Persons may be deemed to beneficially own an additional (i) 2,166,133 shares owned by Fred Kayne and (ii) 8,177,058 shares owned or controlled by Kayne Anderson Capital Advisors, L.P. and its affiliates, which together equal approximately 26.9% of the Issuer's outstanding Common Stock. The information with respect to the beneficial ownership by Kayne Anderson, et al. is based on the Kayne Anderson
Schedule 13D/A filed June 19, 2002, and the Reporting Persons make no representation or warranty as to the completeness or accuracy of this information. As indicated above, the Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Kayne Anderson Capital Advisors, L.P. and its affiliates or Fred Kayne.

         (b) Subject to the stockholders Agreement described in Item 6, and the disclaimers of beneficial ownership elsewhere herein, the voting and investment power with respect to the shares of Common Stock for which the Reporting Persons have beneficial ownership is as follows:

         Athanor

         Athanor has sole voting and investment power with respect to 11,821,463 shares of Common Stock.

         Kenneth Abdalla

         Mr. Abdalla shares, solely in his capacity as a managing member of Athanor, voting and investment power with respect to 11,821,463 shares of Common Stock with Mr. Smith, solely in his capacity as a managing member of Athanor.

         Vincent Smith

         Mr. Smith shares, solely in his capacity as a managing member of Athanor, voting and investment power with respect to 11,821,463 shares of Common Stock with Mr. Abdalla, solely in his capacity as a managing member of Athanor.

         (c) To the best knowledge of the Reporting Persons, except for the issuance and conversion of convertible securities, as described above in this
Item 5, no transactions in the Common Stock have occurred by any Reporting Persons listed in Item 5(a)(i) during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No change.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: October 18, 2002



By:      Athanor Holdings, LLC



                  By:   /s/ Kenneth Abdalla
                        --------------------------------------
                        Kenneth Abdalla
                        Managing Member



                  By:   /s/ Vincent Smith
                        --------------------------------------
                        Vincent Smith
                        Managing Member



By:      Kenneth Abdalla

                        /s/ Kenneth Abdalla
                        --------------------------------------
                        Kenneth Abdalla



By:      Vincent Smith

                        /s/ Vincent Smith
                        --------------------------------------
                        Vincent Smith